Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, July 2nd 2026.

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event – Payment of the first dividends installments.

To whom it may concern,

We are writing in order to inform you that, in connection with the cash dividend payment schedule announced on June 30, 2026, and in accordance with the resolution approved by the Ordinary Shareholders' Meeting held on April 28, 2026, the first installment of cash dividends in the amount of Ps. 13,333,257,333.33. - will be made available to those shareholders registered as of July 6, 2026, effective July 13, 2026.
Yours faithfully,

A. Enrique Pedemonte Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183